January 26, 2015

Ms. Melissa Raminpour

Branch Chief

Division of Corporation Finance (Mail Stop 3561)

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:                             Hormel Foods Corporation

Form 10-K for the Year Ended October 26, 2014

Filed December 17, 2014

File No. 001-02402

Dear Ms. Raminpour,

This letter contains the responses of Hormel Foods Corporation, a Delaware corporation (the Company), to your letter dated January 16, 2015, (the SEC letter).  We have incorporated your numbered comments from the SEC letter below, and our corresponding responses follow.

Form 10-K for the Year Ended October 26, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Comment

1.              We note your disclosures regarding the factors for which fluctuations in income statement line items are attributed; however, in addition to discussing the reasons for the change (or lack thereof), please quantify the reasons for the change, particularly when more than one factor is attributed to a material change, to show relative contribution of each of the multiple components cited to the total change pursuant to Item 303 of Regulation S-K and Section III.D of SEC Release No. 33-6835.  For example, you state that the company incurred increasing selling, general and administrative expenses during fiscal 2014 due to increased advertising and employee-related expenses, offset by transaction and transition costs related to the U.S. based SKIPPY® acquisition in the prior year.

Response

1.              The Company provides quantitative disclosure for factors it believes to be material, reasonably available, precise and not repetitive to disclosure made in other sections of the MD&A or financial statements.

In determining if quantitative disclosure is required, the Company considers if the disclosure is material or if the information would be repetitive because the quantitative information is included in other sections of the MD&A or financial statements.  Selling, general and administrative expenses increased $23.6 million in fiscal year 2014 compared to the prior year, an increase of 3.8%.  The Company does disclose, in order of magnitude, the factors which drive the change in selling, general and administrative expense.  The largest component of this change is an increase of $24.5 million in advertising expenses, which is disclosed in Footnote A.  In the Segment Results section within MD&A, the Company discloses the Jennie-O Turkey Store Make the Switch® campaign was the reason for the increase in advertising expense.  The other factors mentioned were not material and consequently were not quantified.  Our disclosures have been provided to show quantitative trends and aid in the understanding of the underlying financial information provided.

In future filings, the Company will continue to review items that are material and can be practically quantified; the Company will provide the appropriate disclosure that meets this criteria.

Comment

2.              While revising your disclosures, we encourage you to consider the following revisions as set forth in Section III.A of SEC Release No. 33-8350.  We believe these revisions will improve your disclosures by making them clearer and concise.  Specifically:

(a) Use a tabular presentation to provide a comparison of the company’s results in different periods, which could include line items and percentage changes as well as other information determined to be useful.

(b) Refocus the narrative text portion of the disclosure on analysis of the underlying business reasons for known changes, events, trends, uncertainties and other materials for the line items in the tables above.

Response

2.              In future filings, the Company will consider providing material information using a tabular presentation in cases in which the tabular presentation provides a greater degree of clarity to the narrative presentation.  In the instances in which a tabular presentation is included the Company will provide a narrative description of changes in line items including the business reasons, events, trends, uncertainties or other material factors to add clarity to the disclosure.

Comment

3.              Furthermore, we note no discussion of cost of products sold, as it appears that you discuss gross profit as a percent of net sales.  Given the significance of such costs to your results of operation for each period presented, the fact that these costs are affected by factors that are not dependent on sales, and the size of your operations, please revise and expand your MD&A to separately quantify and discuss factors responsible for changes in the levels of the company’s cost of products sold.

Response

3.   The Company discloses information related to gross profit because the gross profit analysis is the focus of management review and is consistent with the Company’s communications to investors.  Components such as changes in the commodity markets can affect both the cost of products sold and revenue.  In future filings, the Company will include separate disclosure on cost of products sold including material trends and changes.  The disclosure will include quantitative disclosure for items that are material and can be practically quantified.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or would like clarification as to any of the information provided in this letter, please do not hesitate to contact the undersigned at (507) 437-5611 (telephone) or (507) 434-6981 (facsimile).  Thank you.

Sincerely,

/s/ Jody H. Feragen
Jody H. Feragen

cc:                Effie Simpson,

Securities and Exchange Commission

Jeffrey M. Ettinger,

Chairman of the Board, President & Chief Executive Officer, Hormel Foods Corporation

James N. Sheehan,

Vice President & Controller, Hormel Foods Corporation

Brian D. Johnson,

Vice President & Corporate Secretary, Hormel Foods Corporation